April 22, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Neuberger Berman Advisers Management Trust
-- Absolute Return Multi-Manager Portfolio
-- Guardian Portfolio
-- International Equity Portfolio
-- Large Cap Value Portfolio
-- Mid Cap Growth Portfolio
-- Mid Cap Intrinsic Value Portfolio
-- Real Estate Portfolio
-- Short Duration Bond Portfolio
-- Socially Responsive Portfolio

File Nos. 002-88566; 811-04255
Post-Effective Amendment No. 77

Ladies and Gentlemen:
We have acted as counsel to Neuberger Berman Advisers Management Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 77 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.
Very truly yours,

/s/ K&L Gates LLP

K&L GATES LLP
1601 K STREET N.W.   WASHINGTON   DC 20006
T +1 202 778 9000  F +1 202 778 9100  klgates.com